Exhibit 2.01

EnLink Midstream, LLC

1722 Routh Street, Suite 1300

Dallas, Texas

Tel: (214) 953-9500

The table below provides the relevant payments to governments made by EnLink Midstream, LLC and its subsidiaries in the year ended December 31, 2023.

Disclosure of Payments (amounts in $USD)

Country	Business Segment	Government Entity	Fees	Resource	Total Paid to Government
United States of America	Midstream Gathering and Processing	Bureau of Land Management	$186,945	Natural Gas and Crude Oil	$186,945